Exhibit 99.1
[Deloitte Anjin LLC Letterhead]
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in SK Telecom Co., Ltd.’s Registration Statements on Form F-3 (Nos. 333-14102, 333-91034, 333-99073 and 333-126120) of our reports dated June 19, 2009, relating to the consolidated financial statements of SK Telecom Co., Ltd. and its subsidiaries (collectively, the “Company”) (which report expresses an unqualified opinion and includes explanatory paragraphs relating to, 1) the Company’s adoption of the amended Statements of Korea Accounting Standards No. 25, Consolidation Financial Statements, and 2) the translation of Korean Won amounts to U.S. dollar amounts, and 3) information relating to the nature and effect of differences between accounting principles generally accepted in the Republic of Korea and accounting principles generally accepted in the United States of America) and the effectiveness of the Company’s internal control over financial reporting, appearing in the annual report on Form 20-F of the Company for the year ended December 31, 2008 and to the reference to us under the heading “Experts” in the Prospectus, which is part of these Registration Statements.
/s/ Deloitte Anjin LLC
Seoul, Republic of Korea
June 30, 2009